

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

January 11, 2007

**By Facsimile (212) 698-3599 and U.S. Mail**

Martin Nussbaum, Esq.
Dechert LLP
30 Rockefeller Center
New York, NY 10112-22000

> RE: **Hanover Direct, Inc.**
> **Schedule 13E-3 filed December 15, 2006**
> **File No. 5-34082**
>
> **PREM14A**
> **File No. 1-08056**

Dear Mr. Nussbaum:

We have reviewed the filings referenced above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. We are unable to locate disclosure responsive to Item 1013 of Regulation M-A. Please advise. In that regard, please confirm whether the offer by Palmetto was the only alternative considered by the board and affiliates, and, if so, why where no other

alternatives considered. Further, please explain why the company and its affiliates believe the reasons underlying the fairness transaction are identical to the reasons for structure of the transactions and engaging in the transaction at this time. In addition, please discuss the effects of the transaction on each affiliate, including quantification where appropriate. For example, please include a discussion of the benefit, if any, derived by Chelsey due to its ability to utilize the company's net operating losses on a going forward basis.

PREM14A

2. Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii).

Summary Term Sheet, page 5

3. Revise your summary term sheet to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet. The summary should not verbatim recitations of the more detailed information appearing elsewhere in your document. Rather, the summary term sheet is intended to serve as an overview of all material matters that are presented in the accompanying documents provided to security holders. Refer to Instruction 1 to Item 1001 of Regulation M-A.

Special Factors, page 11
Background and Reasons for the Transaction, page 11

4. Expand your disclosure of each meeting to identify Chelsey's representatives.

5. Refer to the first sentence of the fourth paragraph. Please disclose when the meeting occurred, all parties present and who initiated the meeting.

6. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize any and all presentations made by Houlihan and Agio during the Board's evaluation of the transaction and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, including any draft or preliminary reports.

7. Refer to the fourth paragraph on page 21. Please expand the disclosure to explain in detail Chelsey's views as to why $1.25 per share was significantly in excess of the value of the

common stock.

8.  Refer to the sixth paragraph on page 21.  Please expand your disclosure to explain the nature of the additional due diligence the Special Committee requested to be performed.

9.  Refer to the seventh paragraph on page 21.  Please identify the members of management Houlihan met with and explain any affiliation of those members of management with Chelsey.

10. Refer to the ninth paragraph on page 21.  Please describe the revised contractual structure in greater detail.  In addition, please explain why the process was abandoned.

11. Refer to the tenth paragraph on page 21.  Please explain why Houilihan was no longer consulted with respect to going private transaction and describe any communications relating to Houlihan's termination as advisor.

12. Refer to the second paragraph on page 22.  Identify the outside advisors to whom you refer and describe each step taken to "insure that any subsequent deliberations regarding the transaction with Chelsey were acted upon with due regard for the interests of the minority stockholders."

13. Refer to the fifth paragraph on page 22.  Please provide the engagement agreement with Agio on a supplemental basis and explain why the instruction was given to disregard whether or not the valuation might be perceived as favorable to Chelsey.

14. Please disclose the dates and substance of the meetings between Agio and management referred to in the sixth paragraph on page 22.

15. Please expand your discussion of the Palmetto offer to explain in greater detail why no further discussions with Palmetto were conducted and why the $8.0 million EBITDA would not have ascribed any value to the common stock.  Please clarify whether Palmetto contacted the company to discuss its proposal further. In addition, please explain what role Chelsey or its affiliates played in the decision to not pursue the Palmetto offer.

Recommendations of the Board of Directors; Reasons for the Merger, page 24

16. Please revise your fairness transaction to separately address procedural and substantive fairness to unaffiliated holders.

17. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail.  Revise each filing person's fairness determination to address in detail all of the factors listed in Instruction 2 to Item 1014 of Regulation

M-A.  For example, we note that the board either does not address or does not provide sufficient analysis regarding several of the factors listed in Instruction 2 of Item 1014 of Regulation M-A.  If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719. ("…the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

18. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor.  We note that you provide cursory discussion of the factors upon which the fairness determination was based.  A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate.  Provide quantification where appropriate.  Please revise.  Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

19. We note your reference to the valuation provided by Agio. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

20. Please fully explain any the consideration the board gave to the conflicts of interest.  In addition, given the substantial nature of the conflicts, please provide enhanced disclosure explaining why the board did not believe the procedural protections set forth in Items 1014(c)-(e) were appropriate.  You should address how the decision as to procedural fairness was reached given the conflicts, what persons were involved in rendering the fairness determinations and the nature of conflicts of interest of the specific individuals as well as the entities.

21. We note the statement "among other factors" qualifies the factors considered by the Board.  Please revise to disclose all material factors considered.

22. Please disclosure whether the board has or will solicit third party bids.

23. Please explain why the you identify the "potential negative factors" as only having the "potential" to be negative.  Clarify whether the board considered these factors to weigh against the merger.

24. Please note that given the substantial revisions required to your fairness section, we will withhold further comment on this section at this time.

Valuation Analysis of Goldsmith Agio, Helms and Lynner, page 26

25. Please disclose the method of selection of Agio. For instance, were any other appraisers considered? Refer to Item 1015(b)(3) of Regulation M-A.

26. In each analysis please quantify any adjustments that the advisor made and explain why the adjustments were appropriate. Also, for each analysis indicate whether any underlying data points were either not available or not considered. If a data point was not considered or deemed relevant, please explain why. Finally, please clarify how the various assumptions, such as the EBIT and EBITDA multiples were determined.

27. Expand your disclosure to explain in greater detail why Agio considered trading in the stock of the company to be speculative and the relevance of such a determination to Agio's conclusions as to fair value.

Position of Chelsey as to Fairness, page 31

28. Please revise your fairness transaction to separately address procedural and substantive fairness to unaffiliated holders.

29. We note the statement "among other factors" qualifies the factors considered by the Chelsey Group. Please revise to disclose all material factors considered.

30. In addition, Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. Please expand your disclosure to provide a meaningful discussion of the factors considered by the Chelsey Group. If the Chelsey Group relied on the analysis of another, such as the financial advisor or the board, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Relying on the "reasonableness" of the conclusions and analyses of the board is insufficient.

31. Please identify the "certain members of the Chelsey Group" that "are not objective with regard to the fairness of the merger." In addition, please expand your disclosure to clarify the import of the lack of objectivity.

Documents Incorporated by reference, page 73

32. Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed after the date of the proxy statement and before the date of the special meeting. See Rule 13e-3(d)(2) and General Instruction F to Schedule 13E-3. Please revise accordingly.

* * * *

As appropriate, please revise the PREM14A and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the each filing person acknowledging that

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct questions to me at (202) 551-3345

Very truly yours,


Michael Pressman
Special Counsel
Office of Mergers and Acquisitions